SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:  /s/  David McPherson

        David McPherson

        President and Chief Executive Officer

Date: April 7, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Pure Nickel interim financial statements, three months ended February 29, 2008.

99.2	Management discussion and analysis to be read in conjunction with interim financial statement.

99.3	CFO certification of interim filings

99.4	CEO certification of interim filing

99.5	Press release dated April 3, 2008 announcing appointment of CEO and President.

Exhibit 99.1

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2008

THREE MONTHS ENDED FEBRUARY 29, 2008

NO AUDITOR REVIEW

The Company’s independent auditors have not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	February 29, 2008	November 30, 2007
ASSETS

Current assets:
Cash and cash equivalents	$10,557,596	$12,960,396
Short-term investments	50,000	—
Amounts receivable	509,870	377,652
Prepaid expenses and deposits	101,757	321,433

	11,219,223	13,659,481
Property and equipment (Note 4)	23,862	27,258
Mineral properties (Note 5)	37,313,505	35,502,123
Investments (Note 5(f))	371,080	—

	$48,927,670	$49,188,862

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$373,590	$345,517
Accrued liabilities	194,371	131,559

	567,961	477,076

Share capital (Note 6)	45,213,503	45,213,503
Contributed surplus (Note 7)	11,422,309	11,362,381
Deficit	(8,276,103)	(7,864,098)

	48,359,709	48,711,786

	$48,927,670	$49,188,862

Nature of operations (Note 1)

Commitments (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007
Revenues	$—	$—

Expenses:
Administration and general	73,210	52,331
Amortization	3,395	—
Consulting (Note 7)	228,593	89,959
Professional fees	92,375	33,914
Promotion, advertising and investor relations	29,595	20,316
Transfer agent and filing fees	30,561	—
Wages and benefits (Note 7)	77,859	22,722

	535,588	219,242

Loss before other income (expenses)	(535,588)	(219,242)

Other income (expenses):
Interest income	127,190	2,288
Foreign exchange loss	(3,607)	—

	123,583	2,288

Net loss for the period	(412,005)	(216,954)
Deficit, beginning of period	(7,864,098)	(138,523)

Deficit, end of period	$(8,276,103)	$(355,477)

Loss per share:
Basic and diluted (Note 8)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007
Operating activities:
Net loss for the period	$(412,005)	$(216,954)
Items not affecting cash:
Amortization	3,395	—
Shares issued for services	—	20,000
Stock based compensation	59,928	—

	(348,682)	(196,954)
Changes in non-cash working capital items:
Receivables	(132,152)	62,813
Prepaid expenses and deposits	219,805	(96,801)
Accounts payable and accrued liabilities	91,378	(25,000)

Total cash flows used in operating activities	(169,651)	(255,942)

Investing activities:
Purchase of short-term investments	(50,000)	—
Redemption of short-term investments	—	200,000
Capitalized mineral property expenditures	(2,182,462)	(279,508)

Total cash flows used in investing activities	(2,232,462)	(79,508)

Effects of changes in foreign exchange rates on cash and cash equivalents	(687)	—

Increase (decrease) in cash and cash equivalents during the period	(2,402,800)	(335,450)
Cash and cash equivalents, beginning of period	12,960,396	514,560

Cash and cash equivalents, end of period	$10,557,596	$179,110

Cash and cash equivalents consists of:
Demand deposits	$394,327	$179,110
Bankers’ acceptances	10,163,269	—

	$10,557,596	$179,110

Supplementary cash flow information (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007
Net loss for the period, being comprehensive loss for the period	$(412,005)	$(216,954)

The accompanying notes are an integral part of these consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resources Corp., (the “Company”) was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, the Company acquired Pure Nickel Inc. in a reverse takeover transaction (see Note 2). The Company’s principal business activities include the acquisition and exploration of mineral properties located in Canada and the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

While the Company currently has sufficient cash on hand to conduct its exploration programs for the next year, the long term continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals, or by entering into joint venture arrangements by which third parties undertake the necessary expenditures.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 3. They are expressed in Canadian dollars and include the accounts of Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of old Nevada Star and its wholly-owned subsidiaries from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)	Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair market value.

(e)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining Equipment	30%
Office Equipment	20%
Computer Hardware	30%
Computer Software	100%

(f)	Mineral Properties

All mineral property acquisition and exploration costs are capitalised, in accordance with the guidance provided by CICA 3061, “Property, Plant and Equipment” and EIC-126, “Accounting by Mining Enterprises for Exploration Costs”. Development costs are capitalized, once a property is determined financially viable. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)	Impairment of Long-lived Assets

The recoverability of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Foreign Currency Translation

Revenue and expenses in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at weighted average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(i)	Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants, agent share warrants and agent unit warrants.

(j)	Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(k)	Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2007, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)	Financial Instruments

Cash equivalents and short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

Investments consists of warrants as described in note 5(f) and have been classified as held-for-trading. Fair values are determined using the Black-Scholes option pricing model. Changes in the fair value of these instruments are reflected in income and included in deficit on the balance sheet.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)	Financial Instruments

Effective December 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosures of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company has adopted the standard commencing December 1, 2008.

(ii)	CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company has adopted the standard commencing on December 1, 2008.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

(b)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company has adopted the standard commencing December 1, 2008.

(c)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(d)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

4.	PROPERTY AND EQUIPMENT

February 29, 2009	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$7,011	$1,823	$5,188
Office equipment	7,363	1,301	6,062
Computer hardware	8,314	2,175	6,139
Computer software	18,507	12,033	6,474

	$41,195	$17,332	$23,863

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND COMMITMENTS

Three Months Ended February 29, 2008	Balance, Beginning of Period	Expenditures Capitalized	Proceeds from Sale of Option	Balance, End of Period
Milford Copper (a)	$4,128,838	$—	$—	$4,128,838
MAN Project (b)	8,835,811	258,371	—	9,094,182
Salt Chuck (c)	164,976	5,150	—	170,126
Fond du Lac (d)	4,347,657	—	—	4,347,657
Fox River (e)	—	58,256	—	58,256
William Lake (f)	17,190,202	100,000	(401,080)	16,889,122
Thompson (g)	834,640	1,790,685	—	2,625,324

	$35,502,123	$2,154,206	$(401,080)	$37,313,505

(a)	Milford Copper (formerly known as OK Copper Mine and Beaver Lake), Utah, United States

The Millford Copper properties in Utah aggregate approximately 7,000 acres. They are 100% owned by the Company, subject to a 12% interest in the net profits from copper production of certain claims (held by a group of private investors that includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million. On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production. The option was extended with two further one-year terms. The Company would receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced, capped at $10 million. WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling.

(b)	MAN Project, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Alaska Project is comprised of the Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. During fiscal 2007, the Company completed a B-Field VTEM airborne electromagnetic survey, an extensive soil geochemical survey, and a 3,400 metre exploration drilling program.

(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND COMMITMENTS (continued)

(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises eight contiguous claims covering 38,445 hectares (95,000 acres). Named for the Fond Du Lac lake and river that lies across the extent of its southern border, the Fond Du Lac Property is located on the northern edge of the Athabaska Basin. On July 27, 2007, the Company completed an agreement with Red Dragon Resource Corp. (“Red Dragon”), superseding its previous earn-in agreement with Red Dragon, to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon. The common shares have been valued at $1,260,000, the market value on the measurement date. In accordance with CICA Handbook section 3870, the measurement date of the transaction was determined to be June 13, 2007, being the date the titles of the underlying mineral rights were transferred from Red Dragon to the Company. Comprehensive surveying undertaken to date includes airborne geophysics, UTEM electromagnetic ground survey and geochemical soil survey.

(e)	Fox River Project, Manitoba, Canada

During fiscal 2007, the Company determined it would not proceed with a two year exploration program on the Fox River property. Accordingly, the amounts previously expended on this property were written off resulting in an impairment charge of $2,659,219 recorded in the consolidated statements of operations and deficit. During this quarter, an additional impairment charge of $375 has been recorded in the consolidated statements of operations and deficit.

(f)	William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba, 50 km. from Grand Rapids. On May 15, 2007, the Company completed an agreement with Xstrata Nickel (“Xstrata”), a division of Falconbridge Limited, to pay $15,250,000 and issue 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share of the Company at a price of $2.00 per share for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. The Company is committed to a minimum of 2,500 metres of drilling to be completed by January 31, 2008. As at November 30, 2007, the Company has completed 1,089 metres of drilling.

On February 21, 2008, the Company entered into an option agreement (the “Option Agreement”) with Rockcliff Resources Inc. (“Rockcliff”) under which the Company granted Rockcliff an option to earn up to a 70% interest in the Tower VMS property located within the southern extension of the prolific Thompson Nickel Belt, Manitoba.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND COMMITMENTS (continued)

(f)	William Lake, Manitoba, Canada (continued)

In exchange for the option, Rockcliff paid $30,000 and granted 1,250,000 common share purchase warrants to the Company. Each warrant is exercisable into one common share of Rockcliff at a price of $1.50 per share for a term of two years. A value of $371,080 was allocated to the warrants, computed using the Black-Scholes option pricing model. Consideration received by the Company under the Option Agreement of $401,080 has been offset against capitalized mineral property expenditures. Rockcliff is required to pay $30,000 on each anniversary date of the Option Agreement to keep the option in good standing.

Rockcliff will earn 50% interest in the Tower VMS property by drilling at least 2,000 m in year one, with all qualifying holders penetrating beyond the Precambrian-Paleozoic boundary and spending a total of $2,000,000 on the property within the first two years. Upon completing the $2,000,000 expenditure, making all of the rental and option payments and the filing of assessment work, Rockcliff will be entitled to exercise an option to form a joint venture. Within 60 days after forming a joint venture, Rockcliff will have an exclusive and irrevocable option to fund the exploration for 24 months and earn an additional 20% interest by spending an additional $2,000,000.

(g)	Thompson Project, Manitoba, Canada

The Thompson Project comprises 160,000 hectares of properties adjacent to the William Lake properties. On September 18, 2007 the Company entered into an agreement with Exploration Syndicate, Inc. (“Exploration Syndicate”) to earn up to a 100% interest in this project. The Company agreed to issue Exploration Syndicate 500,000 non-transferable common share purchase warrants, exercisable when the Company earns a 50% interest in the Mineral Rights, into one common share of the Company for $2.00 per share, expiring five years from the date of the agreement. To earn a 50% interest in the Mineral Rights, the Company must incur $3,000,000 of expenditures during the first two years, of which $2,000,000 must be incurred in the first year. As at November 30, 2007, the Company has incurred $2,625,324 of expenditures towards earning the 50% interest.

(h)	On November 6, 2007, the Company entered into an Option Agreement with Manicouagan Minerals Inc. (“Manicouagan”). Pursuant to the agreement, the Company granted Manicouagan an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

Under the agreement, Manicouagan paid $30,000 to Pure Nickel to secure the Option Agreement and as long as the Option Agreement remains in effect, $25,000 on the first and second anniversary. Manicouagan granted Pure Nickel 250,000 common share purchase warrants at $0.40 per share. The warrants have a term of two years. Manicouagan will earn 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary date. Manicouagan can earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to carry the Company during the next 12 months by expending an additional $1,500,000 in the same manner as during the earn in period.

This is a related party transaction as a member of the Company’s Board of Directors is the founder and a significant shareholder of Manicouagan, as described in Note 10.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND COMMITMENTS (continued)

(i)	On December 6, 2007 the Company entered a 50-50 Joint Venture Agreement with Crowflight Minerals Inc. to explore for and develop nickel deposits on properties controlled by both parties proximal to the Pure Nickel’s past producing Manibridge Nickel Mine, approximately 20 kilometres south of the town of Wabowden, Manitoba. Pursuant to the terms of the agreement, each party will contribute properties and $3 million each over a three year period to fund preliminary exploration activities within the joint venture area. Pure Nickel will contribute two claims (ORE 5 and ORE 6) to the joint venture area and Crowflight Minerals Inc. contributes six claims (DOG 1-3,5,7,10) and three other claims it is acquiring from other parties. Furthermore Pure Nickel also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

6.	SHARE CAPITAL

(a)	Authorized Share Capital: Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of Shares	Amount
Balance, November 30, 2007 and February 29, 2008	67,765,559	$45,213,503

(c)	Stock Options

On March 30, 2007, the Company assumed a stock option plan (the “Plan”) from Nevada Star in a reverse takeover transaction (see Note 2). The Plan allowed for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. On April 13, 2007, the Company completed a reverse stock split causing shares available for issuance under the Plan to decrease to 1,400,000. The board of directors approved an amendment to the Plan to increase the number of shares reserved for issuance from 1,400,000 to 4,300,000. The amendment was approved by the Company’s shareholders on May 30, 2007. The exercise price for each option granted under the Plan is determined by the board of directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. The vesting period of options is set by the board of directors.

Stock option activity since November 30, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2007	3,650,000	0.99
Issued	100,000	0.31

Outstanding, February 29, 2008	3,750,000	0.99

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

6.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

The following table summarizes stock options outstanding and exercisable at February 29, 2008:

Options Outstanding				Options Exercisable
Exercise Prices $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
0.31	100,000	3.0	0.31	—	—
0.79	600,000	1.1	0.79	300,000	0.79
0.90	2,225,000	1.5	0.90	2,225,000	0.90
1.07	100,000	2.7	1.07	100,000	1.07
1.30	250,000	2.3	1.30	250,000	1.30
1.45	100,000	2.3	1.45	100,000	1.45
1.50	250,000	2.2	1.50	187,500	1.50
1.55	125,000	2.2	1.55	125,000	1.55

	3,750,000	1.6	0.99	3,287,500	1.00

Stock options outstanding at February 29, 2008 expire between December 19, 2008 and February 5, 2011.

(d)	Warrants

Warrant activity since November 30, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2007 and February 29, 2008	20,000,004	1.66

As at February 29, 2008, the Company has committed to issuing 500,000 warrants should it earn a 50% interest in the Exploration Syndicate, Inc. mineral properties as disclosed in Note 5(g). These have not been considered as outstanding in the above table.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

6.	SHARE CAPITAL (continued)

(e)	Agent Share Warrants

Agent share warrant activity since November 30, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2007 and February 29, 2008	500,000	0.90

Agent share warrants outstanding at February 29, 2008 expire on September 30, 2008.

(f)	Agent Unit Warrants

Agent unit warrant activity since November 30, 2007 is presented below:

	Number of Units	Weighted Average Exercise Price $
Outstanding, November 30, 2007 and February 29, 2008	629,370	1.25

Agent unit warrants outstanding at February 29, 2008 expire on January 9, 2009.

7.	CONTRIBUTED SURPLUS

Three Months Ended February 29, 2008
Balance, beginning of period	$12,910,162
Stock-based compensation expense	59,928

Balance, end of period	$12,970,090

During the three months ended February 29, 2008, the Company recognized $59,928 of compensation cost of which $18,053 has been recorded in wages and benefits expense (2007 - $nil) and $41,875 has been recorded in consulting expenses in the statement of operations (2007 - $nil).

8.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was for the three months ended February 29, 2008 was 67,765,559 (2007 – 17,732,992). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

9.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007
Non-cash investing and financing activities:
Warrants received for option on mineral property (Note 5(f))	$371,080	$—
Shares issued to settle accounts payable	—	54,000
Cash paid for:
Interest	—	—
Income taxes	$—	$—

10.	RELATED PARTY BALANCES AND TRANSACTIONS

During the three months ended February 29, 2008, the Company entered into the following transactions with related parties:

(a)	The Company incurred legal expenses with a firm of which a director of the Company was a principal during the period, $49,893 (2007 - $nil) for legal services.

(b)	The Company paid directors of the Company, and companies controlled by directors of the Company, $103,014 (2007 - $20,000) for consulting services.

(c)	As described in Note 5(h), the Company has entered into an Option Agreement with Manicouagan Minerals Inc., of which a member of the Company’s Board of Directors is the Founder and a significant shareholder.

The above transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

11.	FINANCIAL INSTRUMENTS

(a)	Fair Values of Financial Instruments

The Company has various financial instruments comprising of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Investments include derivative financial instruments consisting of warrants to purchase common shares of another entity. Investments are recorded at fair value.

(b)	Concentration of Credit Risk

The Company maintains all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 29, 2008

(Expressed in Canadian Dollars)

11.	FINANCIAL INSTRUMENTS (continued)

(c)	Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Fluctuation in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

12.	CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable.

13.	SEGMENT DISCLOSURES

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

February 29, 2008	Canada	United States	Total
Property and equipment	$23,863	$—	$23,863
Mineral properties	23,920,359	13,393,146	37,313,505

	$23,944,222	$13,393,146	$37,337,368

Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2008

THREE MONTHS ENDED FEBRUARY 29, 2008

PURE NICKEL INC.

Introduction

Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”) is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and the United States. We also seek to exploit joint venture or option agreements where appropriate to enhance shareholder value.

Pure Nickel is a reporting issuer in Ontario, British Columbia and Alberta and its common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”.

First Quarter Highlights

•

During the quarter Pure Nickel commenced a 6,000 metre drill program on the William Lake property. At the end of the quarter, we had completed seven holes. Assays were in process at the end of February and results will be available in the second quarter.

•	An $8 million exploration budget for 2008 was established. Allocation against various projects was prioritized, with the William Lake Project receiving a significant portion of the budget.

•

During February, Pure Nickel announced the granting of an earn-in option on the Tower claims and licenses to Rockcliff Resources. The Tower Project is located in the Thompson Nickel belt immediately north of our William Lake Project. The agreement calls for Rockcliff to complete 2000 metres of drilling the first year of the agreement and spend $2 million on exploration in the first two years to earn a 50% interest in the project. A further $2 million must be spent over years 3 and 4 of the agreement to earn a 70% interest. Pure Nickel received 1.25 million warrants in Rockcliff, exercisable at $1.50 per share for a period of 2 years.

•

On December 19, 2007, Pure Nickel announced the death of its Chairman and CEO, Jay Jaski. David McPherson, a director of Pure Nickel was named interim President and CEO. Robert Angrisano, also a director was appointed non-executive Chair of the Board of Directors.

Exploration Projects

William Lake, Manitoba

Reviewing the current exploration status of all the projects in our portfolio, the William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width). The project has consistently returned economic grade/width intersections in previous drilling programs. Our William Lake property is located in central Manitoba, 50 kilometres north of the community of Grande Rapids.

The exploration program is designed to extend the continuity of the known mineralization that has previously been discovered by Xstrata on only one (possibly two) out of seven of the prospects and is ultimately working towards a compliant resource number.

Our current exploration started at the end of October, 2007 and is following up on three mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 metres apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. Testing for the continuity of mineralization includes drilling above and below the know zones at 50 to 100 metre step outs. For example a 5 million tonne deposit would be a target approximately 6 metres wide, 250 metres in strike length and 1000 metres down plunge extent.

The program includes ongoing ground PEM and BHEM surveys and 1159 line kilometres of a VTEM airborne survey which was flown over the entire WLT property (completed on December 17, 2007). Preliminary results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling. To date, a total of 4415 metres in seven holes have been completed.

Tower Project, Manitoba

In February, 2008 we entered into an agreement with Rockcliff Resources Inc. whereby Rockcliff may earn up to a 70% interest in the Tower VMS property.

MAN Alaska Project, Alaska

The MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 77,000 hectares of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

In 2007 a soil geochemical survey, a bedrock geochemical analytical program and a 3,327 metre exploration drilling program were conducted. In addition, detailed GPS grids on the Alpha complex were established on which 1266 sites were analyzed utilizing a portable XRF unit. The objective of this survey was to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides. The survey established that two anomalous Ni-Cu horizons, each with strike lengths of > 450 metres are present to the west of Fish Lake.

Salt Chuck Property, Alaska

The Salt Chuck property consists of 240 federal lode mining claims covering approximately 1942 hectares of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver. The Salt Chuck Property is currently at the exploration stage.

The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. A recent airborne geophysical survey released by the State of Alaska indicates that the property covers prospective ground within the mafic-ultramafic complex. A site visit to the property was made in September 2007, and the logistics for a 2500 metres drill program proximal to the old mine site area and in the North Pole Hill area for 2008 was laid out.

Milford Copper Property, Utah

The Milford Copper Property consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 2832 hectares. The Milford Copper Property is owned 100% by the Corporation, subject to a 12% net profits interest on copper production from certain claims.

Western Utah Copper Company (“WUCC”) has an option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production. WUCC notified the Corporation that it is on a path to production and has been granted two one year extensions. The Corporation will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC has provided us with a preliminary construction schedule. During the quarter, management and representatives of the board of directors inspected the mine and mill site. Based upon that inspection, we expect that the property will be in production by October 2008.

Manibridge nickel deposit, Manitoba

The Manibridge nickel deposit is a classic magmatic sulphide deposit hosted in an ultramafic intrusion. It is located 128 kilometres southwest of Thompson and 32 kilometres southwest of the town of Wabowden. The Manibridge property consists of two claims, that are 100% owned by us. These claims cover the shaft, ore body and tailings pond.

In December 2007, we entered into a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine. Under the agreement, each party contributes properties and mineral rights and an initial aggregate contribution of $3 million each over a three-year period to fund preliminary exploration activities within the joint venture area and perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight will be the operator of the joint venture. This transaction enables Pure Nickel to expand the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strikes that are evident in exploratory drill holes from the 1960s and 1970s. Properties contributed by us to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata. Crowflight is in the process of bringing its Bucko Lake project into production and is motivated to find additional mill feed for the recently fully funded mill to be built there. In 2007 Crowflight conducted a VTEM geophysical survey over the Manibridge property, shared mine data with us on the deposit and is expected to be conducting a summer drill program in 2008.

Fond du Lac Project, Saskatchewan

The Fond du Lac project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Fond du Lac Project claim area consists of permits totalling approximately 38,445 hectares of prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work, an airborne geophysical survey and diamond drilling.

HPM and Forgues

In November, 2007, we entered into an agreement with Manicouagan Minerals Inc. Pursuant to the agreement, Pure Nickel granted Manicouagan Minerals an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

Nuvilik Property, Ungava, Quebec

The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometres south of the coastal Iinuit community of Salluit, and 80 kilometres west-south-west of the Raglan Mine complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine which has mineral reserves of 15.7Mt grading 2.8% Ni and 0.7% Cu (Fl annual Report 2004).

POV Property, Ungava, Quebec

The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Mine Complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine.

SR1 Property, Ungava, Quebec

The SR1 property is up to 45 kilometres long by 14 kilometres wide, covering a surface of 357 square kilometres, comprising 864 claims. Exploration in the southern portion of the Ungava foldbelt (i.e., South Raglan) in Northern Quebec was sparked anew in 2003 by the recent Ni-Cu-(PGE) sulfide discoveries announced by Canadian Royalties Inc. (Mesamax, Tootoo, and TK). At that time there was a staking rush and Falconbridge Ltd. took out several claim blocks (SR1, SR2, SR3, SR4, and SR5) in the South Belt and initiated a regional exploration project to investigate the potential of the ultramafic rocks. The SR1 property is located in the south-eastern part of the Ungava Foldbelt. The property is underlain by rocks of the Beauparlant and Lamarche sub-Groups and metasediments are the most common rock type.

East Hudson joint venture

The East Hudson property consists of two claim blocks: 77 claims in the Tan block and 36 claims in the Nickel Dance block. The properties are part of a 50/50 joint venture agreement between SOQUEM and Falconbridge. Since the Xstrata property acquisition, the joint venture agreement is now with Pure Nickel. Both the Tan and the Nickel Dance claim blocks are located within the Tikkerutuk domain of Archean age. The geology consists of granodiorite, biotite-hornblende granites with enclaves of gneiss and eruptive breccias of varied fragments (mafic, ultramafic, paragneiss, iron formation). The Tikkerutuk domain is now believed to be an extension of the Bienville Subprovince.

Harp Lake, Labrador, Newfoundland

The Harp Lake Property consists of a claim block staked over anomalous nickel and copper gossans in the Harp Lake Anorthositic Complex. The Harp Lake Complex underlies about 10,000 square kilometres in central Labrador and straddles the boundary between the Nain and Churchill Provinces. It consists of a major anorthosite massif and smaller amounts of gabbroic rocks and ferrodiorite together with several associated plutons of adamellite and granite. The complex was intruded about 1450 ± 25 million years. ago and is part of a group of large Elsonian plutonic complexes comprising the Nain Plutonic Suite and the Michikamau Complex. Elsonian magmatic activity in Labrador took place in a continental crustal environment under anorogenic conditions.

Rainbow, Nunavut

The Rainbow project consists of a series of 36 contiguous mining claims totalling 32,498 hectares. This property occurs within the southwest portion of the Archean Rankin-Ennadai Greenstone Belt in the Kivalliq District of Nunavut, and consists of basalt-andesite volcanics, clastic metasediments, iron formations, and ultramafic flows. This area of nickel mineralization was historically discovered by Inco Limited in 1952. Subsequent work by Noranda in 1977 confirmed the presence of the Main Zone Showing. In addition to the Main Zone Showing Area, a Noranda report of 1977 lists analytical results from two glacially transported massive sulphide boulders collected 1 and 2km south-east of the Main Zone, with historic assay data listed as 4.6% and 7.4% Ni respectively.

Exploration Syndicate

On September 18, 2007 Exploration Syndicate granted us an option to earn up to a 100% interest in six mining licenses and five claims comprising the Thompson Project (William Lake Extension) in Manitoba (the “Mineral Rights”). The Thompson Project covers 160,000 hectares of prospective property, north, east and west of the existing, 100% owned, William Lake claim block, and more than quadruples our exploration potential in the prolific Thompson Nickel Belt. The licenses effectively cover all of the land between our William Lake property and our Manibridge Property, a former operating mine.

An airborne geophysics survey of approximately 9,000 line kilometres of VTEM and deep imaging was completed in late 2007 on the majority of the Mineral Rights. Interpretation of that data is largely complete and we have identified nine drill ready locations. We intend to commence a preliminary drill program on a limited number of targets in the second of quarter 2008.

Exploration Plans for all Properties

Our 2008 exploration programs are expected to total approximately $8,000,000 all of which has already been funded. We will be focusing on our high priority properties and will continue to explore for joint venture, earn-in or other arrangements by which to advance the exploration of our properties without Pure Nickel bearing the cost of all of the work required.

Critical Accounting Estimates and Policies

Our financial statements for the quarter ended February 29, 2008 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations as was the case during the previous year with the Fox River property.

Following are our more critical accounting policies.

Mineral Properties

All mineral property acquisition and exploration costs are capitalised, in accordance with the guidance provided by CICA 3061, “Property, Plant and Equipment” and EIC 126, “Accounting by Mining Enterprises for Exploration Costs”. Development costs are capitalised, once a property is determined financially viable. Payments received for options granted to third parties to purchase the Corporation’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

Foreign Currency Translation

Revenue and expenses in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

Our integrated foreign subsidiaries are financially or operationally dependent on us. We use the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at weighted average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

Financial Instruments

Cash equivalents and short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. Due to the short-term and liquid nature of cash equivalents and short-term investments, fair value approximates book value and there have been no changes in fair value.

Investments consist of warrants of Rockcliff Resources Inc. (see William Lake, Manitoba property description below) and have been classified as held-for-trading. Fair values are determined using the Black-Scholes option pricing model. Changes in the fair value of these instruments will be reflected in the consolidated statement of operations and deficit.

All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants, agent share warrants and agent unit warrants.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

Financial Instruments

Effective December 1, 2007, we adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

•

CICA 3862, “Financial Instruments – Disclosures”: This standard relates to the disclosures of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

•

CICA 3863, “Financial Instruments – Presentation:” This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Capital Disclosures

Effective this quarter, we have adopted new CICA 1535, “Capital Disclosures.” This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

General Standards of Financial Statement Presentation

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The adoption of this standard is not expected to have a significant impact on our financial statements.

Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation’s disclosure controls and procedures for the quarter ended February 29, 2008 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109F1 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) within the Corporation in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the quarter ended February 29, 2008 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased exploration and production, the overall growth in supply is not expected to keep pace with demand growth in the near future.

We reports our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our costs are primarily in Canadian dollars. The Canadian dollar has shown a significant appreciation against the U.S. dollar. The main effect of the erosion in value of the U.S. dollar as against the Canadian dollar and other international currencies is to reduce the price of metals expressed in Canadian dollars relative to their expression in U.S. dollars. The Corporation takes this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating its business, prospects and projects and expenditures thereon.

Selected Financial Information

	Three months ended February 29, 2008	Three months ended February 28, 2007
Revenues	Nil	Nil
Expenses	535,588	219,242
Net income (loss)	(412,005)	(216,954)
Net income (loss) per share	(0.01)	(0.01)

Results of Operations

On March 30, 2007, we completed the acquisition of all of the shares of old PNi, a private Corporation incorporated May 18, 2006. As the transaction was deemed to be an RTO, old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial information is that of old PNi, and is not particularly useful for analytical purposes since the nature and scope of the Corporation’s operations has changed significantly.

We received no revenues during the three months ended February 29, 2008, which is unchanged from the same period in the previous year. This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

General and administrative expenses for the three months ended February 29, 2008 were $535,588 compared to $219,242 for the three months ended February 28, 2007. The increase resulted from the greater scale of our activities since the RTO transaction on March 30, 2007, and compliance and regulatory requirements associated with becoming a publicly listed company.

Interest income increased to $127,190 for the for the three months ended February 29, 2008 compared to $2,288 for the three months ended February 28, 2007 due to interest earned on funds raised through financings.

Cash used by operating activities increased to $169,651 for the for the three months ended February 29, 2008 compared to $255,942 for the three months ended February 28, 2007 The cash flow use from loss for the quarter was reduced by stock-based compensation expense and a net decrease in working capital. Investing activities consumed cash of $2,232,462 the bulk of which was due to capitalization of expenditures on mineral properties.

Liquidity and Capital Resources

During March, 2007, we completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. The subscription receipts were converted into units comprised of one common share of the Corporation and one-half of one warrant. Each whole warrant is exercisable into a common share at price of $1.20 for 18 months. During the third quarter, 2007, the Corporation completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each consisting of one common share and one half warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Corporation for $1.75 per share.

Currently, none of our property interests generates revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation. By September 30, 2008, holders of the 5,500,000 warrants issued in the March 30, 2006 private placement will have to decide whether to exercise their warrants. Such an exercise could add $6,600,000 to our cash resources and will not occur if the share price remains below the exercise price of the warrants.

We had cash and equivalents plus short-term investments of $10,607,596 at February 29, 2008 compared to $12,960,396 at November 30, 2007. Working capital was $10,651,262 at February 29, 2008 compared to $13,182,405 at November 30, 2007. Current liabilities at February 29, 2008 consisted of accounts payable and accrued liabilities payable totalling $567,961 compared to $477,076 at November 30, 2007.

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to the Corporation.

Management believes that the working capital on hand at February 29, 2008 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the three months ended February 29, 2008, we entered into the following transactions with related parties:

•	Incurred legal expenses with a firm of which a director was a principal during the period, $49,893 (2007 - $nil) for legal services.

•	Paid directors and companies controlled by directors, $103,014 (2007 - $20,000) for consulting services.

The above transactions were in the normal course of operations and have been recorded at the amounts paid, which is the consideration agreed upon by the related parties.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At February 29, 2008, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	3,750,000
Share purchase warrants	20,000,004
Agent’s compensation and advisory warrants	1,129,370

Risks

Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com.

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and must be considered to be an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and acquire new claims for new exploration or cease operations. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon its operations. No assurance can be given that we will ever be able to operate on a profitable or cash-flow-positive basis.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

As at February 28, 2008, we had cash, cash equivalents and short-term investments of $10,607,596 and working capital of $10,651,262. We do not currently generate revenues or cash flows from operations except royalty interests in a copper property which are credited to “mineral resources” on the balance sheet rather than being identified as “revenues” in our statement of operations. Our business plan calls for substantial investment and cost in connection with the acquisition and exploration of our mineral properties currently under lease and option. In order to maintain certain of its property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial. There are no arrangements in place for additional financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for minerals, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may require additional financing which may not be available or, if available, may not be available on favourable terms.

We have adequate funds to finance our exploration program only until the end of the current fiscal year ended November 30, 2008. We are an exploration company with an accumulated deficit of $8,276,103 as at February 29, 2008. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. We do not have any interest in any revenue generating properties. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. Therefore we expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. We can provide investors with no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose their entire investment.

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

We will be subject to uninsurable risk, which could reduce or eliminate any future profitability.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our shares.

We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if we were to become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed our funds and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem we might be required to enter into interim compliance measures pending completion of the required remedy.

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in receiving a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures

We may, in the future, be unable to meet our share of costs incurred under any option or joint venture agreements to which we are presently or become a party in the future and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to its mining claims, potentially impairing our value and the price of your shares.

The validity of mining claims generally can be contested, and although we take steps to acquire the necessary title to the mining claims comprising our mineral projects, some risk exists that title to such claims may be defective. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

If we cannot compete successfully for financing and for qualified managerial and technical employees, our exploration program will suffer.

Competition in the mining industry includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional financing on acceptable terms. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are not able to successfully compete for financing or for qualified employees, our exploration program may be slowed down or suspended.

If we are unable to hire key personnel, we will not be able to implement our business plan.

Our success is dependent on our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals are in high demand and we may not be able to attract the personnel required. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may lose employees after they are hired. If we should fail to hire and retain key personnel when needed, or on acceptable terms, there will be a significant adverse impact on our business.

If key employees leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities

We are heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on our ability to operate the business and could cause a decline in value or cash flows from our properties or additional costs from a delay in development or exploration of properties.

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price which have not been related necessarily to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

Forward-Looking Statements

This Management’s Discussion and Analysis includes forward-looking statements concerning the future performance of the Corporation, its operations, and its financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”,

“project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. The Corporation cautions that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond the Corporation’s control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com or on the SEDAR website at www.sedar.com.

Exhibit 99.3

Form 52-109F2 Certification of Interim Filings

I, James Richardson of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending February 29, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: April 3, 2008

(signed) “James Richardson”
James Richardson
Chief Financial Officer (Q1)

Exhibit 99.4

Form 52-109F2 Certification of Interim Filings

I, David McPherson, Chief Executive Officer of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending February 29, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: April 3, 2008

(signed) “David McPherson”
David McPherson
President and CEO

Exhibit 99.5

Pure Nickel Inc. 95 Wellington St. W. Ste 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.23 - $1.65

– NEWS RELEASE –

Pure Nickel Announces Appointment of CEO and President

TORONTO: April 3, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to announce that its Board of Directors has appointed David McPherson as CEO and President of the Corporation. Mr. McPherson was a director of the Corporation since it became public in March 2007 and has been instrumental in its stewardship as interim CEO in the months since the passing of founder and former CEO, Jay Jaski. Mr. McPherson has over 25 years of financial institution experience; he has had responsibility for large regional retail and small business banking operations and served in an advisory capacity to a number of community based economic development groups. From 2001 to 2006 Mr. McPherson was Vice President with First Ontario Credit Union and led strategy development, product and marketing groups.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. The Corporations 2008 exploration program is underway and is fully funded.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com